
January 20, 2012

Via E-mail
Ian Johnson
Chief Executive Officer
General Aircraft, Inc.
5389 Golden Barrel Ave.
Las Vegas, NV 89141

> **Re:** **General Aircraft, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2012**
> **File No. 333-178082**

Dear Mr. Johnson:

We have reviewed your responses to the comments in our letter dated December 15, 2011 and have the following additional comments.

Registration Statement Cover Page

Calculation of Registration Fee

1. We note your response to our prior comment 1 and reissue. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o) as you have included the number of shares to be registered. Please advise or revise your fee table accordingly.

Prospectus Summary, page 5

2. We note your response to our prior comment 4 and reissue in part. Please revise to include your cash on hand as of the most recent practicable date, your current monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. We note your disclosure on page 5 that you "do not currently experience a monthly 'burn rate.'" However, on page 9 you state that your monthly insurance costs are $1,417.17. Please revise for consistency or advise. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

3. Refer to the second sentence of the fourth paragraph on page 5. Please revise to substantiate the statement that your "current aircraft is expected to generate net revenues in excess of its costs of operation and maintenance on a monthly basis." As you cannot

provide assurance that you will always generate revenues without additional expenses, this statement appears unsubstantiated. Please revise or remove the statement.

4. Refer to the fifth paragraph on page 5. Please revise to disclose the age of your aircraft and the estimated timeframe and costs for its overhaul.

5. We note that the proceeds of the offering will be immediately available to you for your general purpose. Please revise to disclose here that the proceeds will not be placed into an escrow account.

Use of Proceeds, page 12

6. We note your response to our prior comment 23 and reissue in part. Refer to the second use of proceeds table on page 13. Please revise to reconcile the amount in the third row of the first column ("net proceeds") with the amount disclosed in the last row of the first column ("total application of net").

Description of Business, page 19

Expenses and Revenue Model, page 19

7. We note that your expenses do not include fees payable to Elite. Please revise or advise. In addition, based on your disclosure here that you will reserve $100 per hour for the overhaul expense of your helicopter and that it is due for an overhaul in 700 hours, you will have $70,000 in reserves for the overhaul. Please explain how you intend to obtain the remaining $100,000 to cover the overhaul expense.

Agreement with Elite Aviation VGT, LLC, page 19

8. Please revise to briefly explain what "fixed-wing airplanes" are and explain how the markets and uses are different compared to your aircraft.

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Share, page 22

9. Please update your description of Rule 144. We note that section (k) is no longer included in Rule 144.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

Planned Operations for Fiscal Year Beginning September 1, 2011, page 24

10. We note your disclosure that you expect to earn a profit of approximately $48,000 from operations. However, this estimate does not account for fees to Elite, which you estimate to be approximately $31,450, legal and accounting expenses of $12,000, and payment of interest on existing aircraft loan of $12,769.50. Please revise your disclosure here and in the Liquidity and Capital Resources section to clarify that you will not generate profits even if you rent your helicopter for 500 hours during the fiscal year. If applicable, revise the Risk Factors section accordingly.

Undertakings, page 32

11. We note your response to our prior comment 47. However, please revise to include the undertaking in Item 512(h) of Regulation S-K or advise. In addition, please explain why you included undertakings (1)(iii)(A), (1)(iii)(B), and (4) as they do not appear to apply to you. Please also revise undertaking (5) to include either subsection (i) or (ii), depending on whether you relied on Rule 430B or Rule 430C.

Statement of Cash Flows, page F-5

12. Refer to our prior comment 36. Please tell us the counterparty to the $212,813 promissory note. Specifically address whether the counterparty is the former owner of the helicopter or an unrelated and unaffiliated third party lender. If the counterparty is such a third party lender, the transaction is considered a cash transaction and should be presented in your Statement of Cash Flows as previously requested. The example of an asset for debt exchange as an example of a non-cash transaction in FASB ASC 230-10-50-3 applies to transactions in which the seller is also the counterparty to the debt, and no cash is received by the counterparty.

13. As a related matter, your disclosure in Note 5 – Long Term Debt should be further revised to name the counterparty to the note; if the counterparty is the seller, such fact should be explicitly stated.

Note 3. Fixed Assets, page F-9

14. In view of the relative significance of your newly acquired helicopter to total assets, please expand your related disclosures to describe it in greater detail. As the Robinson R44 Raven II helicopter was acquired for $212,500, we assume that it is a used aircraft. If true, please disclose this fact as well as its age. In addition, please disclose its estimated remaining useful life for purposes of depreciation. Please describe the nature and terms of any related guarantee or warranty in the filing if applicable.

15. In this regard, it appears that Elite's operating permit is for the purpose of providing aircraft sales and aircraft management services. Please tell us whether or how Elite Aviation VGT, LLC has assisted in locating, identifying, evaluating and/or obtaining financing for aircraft acquired by General Aircraft. Please also tell us whether Elite may do so in the future.

Note 8. Subsequent Events, page F-10

16. Refer to your discussion of your "Expenses and Revenue Model" on page 19. We note that you estimate operating expenses per hour of approximately $274 based upon 500 hours per year of rental time. We also note that the management fees to Elite are not reflected in your estimate. However, you also state that billed expenses and management fees for October 2011 and November 2011 ran about $212 and $149.50 per hour, respectively. Please revise to explain the nature of and reasons for these apparent discrepancies.

Other

17. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X.

18. Refer to our previous comment 35. Please confirm our understanding that you still consider Elite Aviation to be a related party and/or an affiliate given your sole stockholder's employment at Elite as maintenance manager, both currently and at the time he purchased the shares from Elite's co-founders and managing members. If our understanding is correct, please revise your document to discuss Elite as a related party and not a "third party service provider" as this nomenclature implies Elite is an independent third party.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Rory Vohwinkel, Esq.
Vohwinkel Sullo & Associates